BYMAX CORP.

North District Sunshine Home Unit 2, Floor 6, Ste. #201

Manzhouli City, Inner Mongolia, China 021400

Tel.  (646) 970-7560

Email: bymaxcorp@yandex.com

October 29, 2020

Mr. Nicholas Lamparski

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Bymax Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed September 28, 2020

       File No. 333-240750

Dear Mr. Lamparski,

Bymax Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated October 13, 2020 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on September 28, 2020.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 1 to Form S-1 filed September 28, 2020

Government Regulation, page 29

1. We note your response to prior comment 3 and updated disclosure and re-issue our comment. Your updated disclosure provides that you will be subject to “applicable laws and regulations that relate directly or indirectly” to your operations. Please further revise your disclosure to specifically identify and summarize the principle laws and regulations to which you will be subject to and discuss how these laws and regulations will directly affect your operations. For example, please discuss how non-compliance with specific laws and regulations could affect your business operations and results. In addition, we note your amended disclosure states that you “do not need special approvals or license to operate in China.” Yet your updated disclosures also indicate that the PRC extensively regulates the internet industry, including licenses to provide internet content, and that failure to comply with such regulations "may result in the revocation of licenses to provide internet content." As your intended business operations will almost exclusively be comprised of providing consulting services for online marketplaces in the PRC, please revise your disclosure to describe the process of seeking an internet content provider license from the PRC and disclose whether you have obtained such license.

Response: We have updated our “Government Regulation” section.

General

2. We note your response to prior comment 6, in which you maintain that you are not a shell company based in part on your consulting agreement signed on July 31, 2020 and that your operations did not lapse. Notwithstanding this, we are not persuaded by the facts you presented in your response and believe that your operations have been insubstantial, consistent with the definition you cite. We continue to believe that you are a shell company as defined in Rule 405. In this regard, we consider your operations to be nominal, as you have not earned any revenue since your inception, and we consider your assets, consisting only of approximately $4,000 in cash, to be nominal assets. We also note that significant steps remain to commence the operations of your business.

Therefore, we re-issue our prior comment 6. As such, please provide the information previously requested regarding your status as a shell company and the accompanying disclosures and risk factors.

Response: We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its customers and conclusion of agreements with them.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates business in business consulting services. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. Our officers have specific background experience in our line of business as stated in the S-1 and continue to negotiate agreements with potential clients in spite of worldwide difficulties doing business offline.

4. On July 31, 2020, we have signed the consulting agreement and as a result of this agreement we generated $3,700. We have already delivered the services according to the agreement and received full payment. We intend to recognize this payment as revenue in our upcoming quarterly review as of October 30, 2020.

5. On October 10, 2020, we signed the second consulting agreement and expecting $2,100 in revenue. We have filed the agreement as an Exhibit 10.2.

6. We have already started our operations and continue to develop our business.

We are following to our plan of operations, continue our daily business operations and working on the business model development and implementation. We do not believe that such activities should be considered as “nominal” or insufficient. The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

Please direct any further comments or questions you may have to the company at bymaxcorp@yandex.com

Thank you.

Sincerely,

/S/ Longjiang Li

Longjiang Li, President